UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 01983-6

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Company” or “Cosan”), in compliance with article 157, paragraph 4, of Law No. 6,404/1976 (“Brazilian Corporation Law”) and with Resolutions of the Brazilian Securities and Exchange Commission (“CVM”) No. 44/2021 and No. 78/2022, hereby informs its shareholders and the market in general that its Board of Directors approved the measures listed below, in line with the simplification of its structure:

1. Changes in the composition of its Board of Executive Officers.

Mr. Rafael Bergman, the Company’s current Chief Financial and Investor Relations Officer, and the Chief Legal Officer, Ms. Maria Rita de Carvalho Drummond, have resigned from their respective positions.

The position of Chief Financial and Investor Relations Officer of the Company will be held by José Cezário Menezes de Barros Sobrinho, an executive who previously held this same position at Rumo S.A., an investee of Cosan. The legal department will start reporting to the new Chief Financial Officer. These changes will become effective as of September 1, 2026.

2. Call of the EGM.

The Company called, on this date, an Extraordinary General Meeting (“EGM”) to resolve on (i) amendments to its bylaws with the purpose of simplifying its organizational structure; and (ii) a corporate restructuring within the Radar Group, comprising the total spin-off of Radar II Propriedades Agrícolas S.A. (“Radar II”), followed by the merger of the entirety of Radar II’s net equity into Cosan and Mansilla Participações Ltda. (“Mansilla”), in accordance with their respective equity interests and subject to the terms and conditions set forth in the Protocol and Justification (as defined below) (“Radar II Spin-Off”).

The information required by Annex A of CVM Resolution No. 78 with respect to the Radar II Spin-Off is set forth in Annex I to this Material Fact. The other documents related to the measures described herein, including the Protocol and Justification, the Appraisal Report (as defined in Annex I), the opinion of the Fiscal Council and the management proposal for the EGM, will be made available on this date at the Company’s headquarters, on its Investor Relations website (https://ri.cosan.com.br), as well as on the websites of the CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

3. ADS Delisting

Voluntary delisting of the Company’s American Depositary Shares (“ADSs”), represented by ADRs, which correspond to 4 common shares issued by the Company, from the NYSE, where they are traded under the ticker “CSAN” (“Delisting”).

After completion of the delisting, in accordance with the necessary regulatory procedures, a request will be filed for deregistration with the SEC, pursuant to the U.S. Securities Exchange Act of 1934.

Cosan clarifies that the Delisting does not immediately affect its registration with the SEC, which will follow a timeline to be disclosed in due course and will include information on the treatment to be given to the program and the alternatives available to ADS holders.

4. Guidance

The Company will begin to provide guidance for the debt service interest coverage metric (“Guidance”), which is expected to converge to a range of 0.8x to 1.2x by the end of fiscal year 2026, based on the assumptions and information described in the Company’s Earnings Release 2Q26 disclosed at https://api.mziq.com/mzfilemanager/v2/d/6aa68515-2422-4cc4-bafa-8870ccdfedb0/52ea1570-a8ec-4c68-49a7-579a7c171481?origin=2

The Company reiterates that it will keep the market in general informed of any changes to the Guidance, in accordance with applicable regulations and the guidelines set forth in the CVM/SEP Circular Letter (Ofício Circular). The estimates disclosed constitute hypothetical data and projections that reflect management’s current expectations. In addition, they do not represent a promise of performance and depend on factors and conditions — including macroeconomic and market conditions that are beyond the Company’s control — and may therefore differ substantially from the amounts and results actually recorded by Cosan.

The Company will reflect, within the regulatory deadline, the update to item 3 of its Reference Form (Formulário de Referência) to include the established Guidance.

São Paulo, August 14, 2026.

Rafael Bergman

Investor Relations Officer

ANNEX I – INFORMATION ON THE TRANSACTION, PURSUANT TO ANNEX A OF CVM RESOLUTION NO. 78

In compliance with the provisions of CVM Resolution No. 78, the main terms and conditions of the Radar II Spin-Off are described below.

  Identification of the companies involved in the Transaction and brief description of the activities performed by them

Cosan, a publicly held company registered with the CVM under category A, a corporation (sociedade por ações) with its head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 4,100, 16th floor, Suite 01, Itaim Bibi, CEP 04538-132, enrolled with the CNPJ under No. 50.746.577/0001-15. The Company’s corporate purpose comprises: (i) the import, export, production and sale of sugar, ethanol, sugarcane and other by-products of such agricultural product; (ii) the distribution of fuels in general and the sale of oil-derived products; (iii) the operation of fuel stations and the purchase and sale of oil-derived fuels and lubricants; (iv) logistics, port and technical, administrative and financial advisory services; (v) the transportation of all types of passengers and cargo, including inland navigation and river and lake crossings; (vi) the production and sale of electric power, live steam, exhaust steam and all by-products arising from the cogeneration of electric power; (vii) agricultural and pastoral activities on its own or third parties’ land; (viii) the import, export, handling, sale, industrialization and storage of, and loading and unloading services for, fertilizers and other agricultural inputs; (ix) the management, on its own behalf or on behalf of third parties, of movable and immovable property, being entitled to lease and grant leases, receive and grant under partnership arrangements, and rent and lease out movable property, real estate and equipment in general; (x) the provision of technical services related to the activities mentioned above; (xi) the holding of interests in the capital of other companies; and (xii) the processing and sale of fuel gases.

Radar II, a privately held corporation (sociedade por ações), with its head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 4,100, 9th floor, suite 91, part, Itaim Bibi, CEP 04538-132, enrolled with the CNPJ under No. 15.322.630/0001-50. Radar II’s corporate purpose comprises: (a) the investment, directly or through its subsidiaries, in rural properties (as defined in article 4, item I, of Law No. 4,505, of November 30, 1964) located in Brazil or other real estate with the potential to produce agricultural products or forests, consistent with the company’s line of business and operational guidelines, through the purchase, financing, lease, management, operation and sale of such properties; (b) the exploration of agricultural, livestock and forestry activities of any kind and nature and the provision of services directly or indirectly related to such activities; (c) the provision of technical advisory services in connection with the exploration of agricultural, livestock and forestry activities of any kind and nature, as well as the planning, development and exploration of rural properties, including the identification and appraisal of real estate intended for such activities; (d) the intermediation of real estate transactions of any nature; (e) the management of assets of the company and its subsidiaries; (f) the holding of interests, as partner or shareholder, in other companies, in Brazil or abroad, directly or indirectly related to the corporate purpose described herein; and (g) the import and export of agricultural products and inputs related to agriculture and livestock farming. Radar II holds equity interests in certain investee companies that own rural real estate belonging to the Radar Group’s portfolio of agricultural properties, as identified in the Protocol and Justification (“Investee Companies”), and its shareholders are exclusively the Company and Mansilla.

Mansilla, a limited liability company (sociedade empresária limitada), with its head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 4,100, 9th floor, suite 91, part, Itaim Bibi, CEP 04538-132, enrolled with the CNPJ under No. 09.095.487/0001-08. Mansilla’s corporate purpose is the holding of interests in other companies, whether exercising control or holding a permanent and relevant investment in their capital, as quotaholder or shareholder, as well as the management of its own assets, and it is, together with the Company, a shareholder of Radar II.

2.  Description and purpose of the Transaction

The Company and Mansilla are, as of the date hereof, the sole shareholders of Radar II, holding, respectively, 50.0000006% and 49.9999994% of its share capital. Through the Radar II Spin-Off, Radar II will be entirely spun off, with the transfer of the entirety of its net equity (“Spun-Off Assets”), comprising all of its assets, liabilities, rights and obligations, including the equity interests held in the Investee Companies, to Cosan and Mansilla, in accordance with their respective equity interests and subject to the terms of the Protocol and Justification, with the consequent extinguishment of Radar II.

The Spun-Off Assets will be divided into 2 (two) portions, in proportion to the equity interest held by each absorbing company in Radar II’s share capital, with (a) the first portion being merged into the Company (“Cosan Spun-Off Portion”); and (b) the second portion being merged into Mansilla (“Mansilla Spun-Off Portion” and, together with the Cosan Spun-Off Portion, the “Spun-Off Portions”), so that, upon completion, the Company and Mansilla receive, in the respective proportions of their portions, all of the assets, liabilities, rights and obligations of Radar II, at their book net equity value.

Upon the extinguishment of Radar II, all shares representing its share capital will be cancelled, pursuant to article 226, paragraph 1, of the Brazilian Corporation Law, and the Company and Mansilla will become the universal successors of Radar II, pursuant to article 233 of the Brazilian Corporation Law. As a result of the Radar II Spin-Off, the equity interests held by Radar II will be redistributed between the Company and Mansilla, in proportion to their respective interests in Radar II’s share capital.

The merger of the Cosan Spun-Off Portion will not result in an increase of the Company’s share capital, will not cause any change in its shareholders’ equity and will not alter the number, type or characteristics of the shares issued by the Company, nor the economic and political rights attributed thereto or the percentage interest held by each of its shareholders, given that Cosan and Mansilla are the sole shareholders of Radar II and that, therefore, the respective portions of Radar II’s net equity to be merged by them are already recorded and reflected in their financial statements under the equity method, in proportion to their respective interests in Radar II’s share capital.

The purpose of the Radar II Spin-Off is to optimize and simplify the organizational structure of the economic group to which the companies involved belong, aiming at a structure that is more business-oriented and more efficient from an organizational and business management standpoint, through the elimination of an intermediate corporate vehicle, reducing the costs involved in the management of the businesses and allowing Cosan and Mansilla to hold direct interests in the share capital of Radar II’s investees. Pursuant to the “Private Instrument of Protocol and Justification of the Total Spin-Off of Radar II Propriedades Agrícolas S.A. and Merger of the Spun-Off Portions into Cosan S.A. and Mansilla Participações Ltda.” (“Protocol and Justification”), the Radar II Spin-Off, if approved, will become effective as of October 1, 2026.

3. Main benefits, costs and risks of the Transaction

The Radar II Spin-Off is part of the simplification of the Company’s corporate and governance structure and, once implemented, will allow the Company and Mansilla, as the sole shareholders of Radar II, to hold direct interests in the share capital of the Investee Companies, with the consequent simplification of the portfolio and of the corporate structure of the Radar Group, lower and more rational costs involved in the management of the businesses, generating greater efficiency in the management of the invested assets.

The Radar II Spin-Off is complementary to the other measures for simplification of the management structure, reduction of bureaucracy and rationalization of corporate costs described in the body of this Material Fact. Considering that the Radar II Spin-Off will not result in an increase of the Company’s share capital, there will be no dilution of the interest held by its shareholders, and management therefore understands that the Radar II Spin-Off will equally benefit all of the Company’s shareholders.

Management does not foresee any specific material risks associated with the Radar II Spin-Off, considering, in particular, that (i) the transaction will be carried out based on the book value of the Spun-Off Assets, as assessed by the Specialized Firm (as defined below); (ii) there will be no capital increase or dilution of the Company’s shareholders; and (iii) the Company already holds, directly or indirectly, the assets that will comprise the Cosan Spun-Off Portion. The consummation of the Radar II Spin-Off depends on the satisfaction or fulfillment of the Conditions Precedent indicated in item 7 below, the eventual non-fulfillment of which may delay or frustrate its implementation. The companies involved estimate that the total costs and expenses for the implementation of the Radar II Spin-Off, including expenses with publications, registrations, auditors, appraisers, lawyers and other professionals engaged to advise on the transaction, will amount to approximately R$500,000.00 (five hundred thousand reais).

4. Share exchange ratio

Considering that (i) Radar II is exclusively held by the Company and Mansilla, with the Spun-Off Assets being allocated to each of them in the exact proportion of their respective interests in Radar II’s share capital; and (ii) the merger of the Cosan Spun-Off Portion will not result in an increase of the Company’s share capital or in the issuance of new shares by Cosan, and will not result in equity dilution or in any change in the proportional interest of the Company’s shareholders, there is no need to establish any share exchange ratio.

The investment held by the Company in Radar II will be cancelled and replaced, in its balance sheet, by the assets and liabilities comprising the Cosan Spun-Off Portion, at their respective book values, which are already fully reflected in the Company’s shareholders’ equity as a result of the application of the equity method. Consequently, there will be no change in the rights, advantages and restrictions of the shares issued by the Company, which will maintain identical economic and political rights. Radar II will be extinguished and its shares will be cancelled, pursuant to article 226, paragraph 1, of the Brazilian Corporation Law.

5. Criteria for determining the exchange ratio

Not applicable, in view of item 4 above.

6. Main assets and liabilities that will form each portion of the equity, in the event of a spin-off

The Spun-Off Assets comprise the entirety of Radar II’s net equity, including all of its assets, liabilities, rights and obligations, and, as set forth in the Appraisal Report (as defined below), the main assets included in such net equity correspond to the equity interests held by Radar II, as identified in the Protocol and Justification. The appraisal report of Radar II’s book net equity value (“Appraisal Report”) was prepared by PricewaterhouseCoopers Auditores Independentes Ltda., a professional firm established in the city of Ribeirão Preto, State of São Paulo, at Rua Paschoal Bardaro, No. 1,075, 15th floor, Suites 151 and 152, Subcondomínio Avenue Le Monde, Jardim Botânico, CEP 14.021-655, enrolled with the CNPJ under No. 61.562.112/0012‑83 and with the Regional Accounting Council of the State of São Paulo under No. 2SP027654/F-4 (“Specialized Firm”), based on the elements included in Radar II’s balance sheet prepared as of June 30, 2026 (“Base Balance Sheet” and “Base Date”, respectively), under the criterion of the book value of the assets, liabilities, rights and obligations recorded therein and in accordance with the fundamental accounting principles generally accepted in the Federative Republic of Brazil. As set forth in the Appraisal Report, the value of the Spun-Off Assets is R$2,574,927,512.00 (two billion, five hundred and seventy-four million, nine hundred and twenty-seven thousand, five hundred and twelve reais), of which (a) the Cosan Spun-Off Portion will comprise assets and liabilities appraised at R$1,287,463,772.00 (one billion, two hundred and eighty-seven million, four hundred and sixty-three thousand, seven hundred and seventy-two reais), including the equity interests recorded as non-current assets; and (b) the Mansilla Spun-Off Portion will comprise assets and liabilities appraised at R$1,287,463,740.00 (one billion, two hundred and eighty-seven million, four hundred and sixty-three thousand, seven hundred and forty reais), including the equity interests recorded as non-current assets. Any changes in Radar II’s net equity, including the assets and liabilities comprising each of the Spun-Off Portions, occurring between the Base Date and the effective date of the Radar II Spin-Off will be recorded in the financial statements of Cosan and Mansilla, based on the respective equity items transferred.

7. Whether the transaction was or will be submitted for approval by Brazilian or foreign authorities

The Radar II Spin-Off is not subject to approval by Brazilian or foreign antitrust authorities, nor to authorizations to be granted by regulatory agencies or by any other governmental authority. Pursuant to the Protocol and Justification, the effectiveness of the Radar II Spin-Off, including the merger of the Cosan Spun-Off Portion into the Company, will remain suspended until the satisfaction or fulfillment of the following conditions precedent: (i) approval by Radar II’s shareholders at an extraordinary general meeting; (ii) approval by the Company’s shareholders at the EGM; and (iii) approval by Mansilla’s quotaholders at a quotaholders’ meeting (“Conditions Precedent”).

8. In transactions involving parent companies, subsidiaries or companies under common control, the share exchange ratio calculated in accordance with art. 264 of Law No. 6,404/76

Not applicable. The management understands that the requirement to prepare an appraisal report at market prices, pursuant to article 264 of the Brazilian Corporation Law, is not applicable to the Radar II Spin-Off, on the following grounds: (i) there is no exchange ratio between shares of different companies, but only the segregation and merger of assets appraised at their book value, already reflected in the Company’s financial statements under the equity method; and (ii) the merger of the respective Spun-Off Portions by Cosan and Mansilla will not result in an increase of their share capital, or in equity dilution or change in the proportional interest of the Company’s shareholders.

In addition, Radar II is wholly held by the Company and Mansilla, and there are no non-controlling shareholders of Radar II whose interests should be protected through the comparison of exchange ratios. Therefore, in the absence of an economic exchange ratio between shares of different companies or of any equity impact justifying the application of article 264 of the Brazilian Corporation Law, the conclusion is that the preparation of the appraisal report at market prices provided for therein is not required for the Radar II Spin-Off.

9. Applicability of withdrawal rights and reimbursement value

The Radar II Spin-Off does not fall within the scenarios set forth in article 137, item III, of the Brazilian Corporation Law, so that its approval will not entitle the Company’s shareholders to withdrawal rights, and there is no need to determine a share redemption value for the purposes of article 225, item IV, of the Brazilian Corporation Law. The provisions regarding withdrawal and redemption rights are likewise not applicable within the scope of Radar II, given that the Radar II Spin-Off will be submitted for approval by shareholders representing 100% (one hundred percent) of its share capital, and there will therefore be no shareholders dissenting from the resolution.

10. Other material information

The Radar II Spin-Off qualifies as a related-party transaction, insofar as Radar II is a company controlled by the Company. The Company’s Fiscal Council, at a meeting held on August 13, 2026, examined the Protocol and Justification and the other supporting documents of the Radar II Spin-Off and, unanimously and without any qualifications, issued a favorable opinion, pursuant to article 163, item III, of the Brazilian Corporation Law. The other information and documents related to the Radar II Spin-Off, including the Protocol and Justification, the Appraisal Report, the opinion of the Fiscal Council, the management proposal and shareholders’ participation manual for the EGM, with the information required by Annex I to CVM Resolution No. 81, of March 29, 2022, will be made available on this date to the shareholders and the market in general at the Company’s headquarters, on its Investor Relations website (https://ri.cosan.com.br), as well as on the websites of the CVM (www.gov.br/cvm) and B3 (www.b3.com.br), pursuant to the Brazilian Corporation Law and to the referred CVM Resolution No. 81.

Pursuant to article 16 of CVM Resolution No. 78, the obligations set forth in Chapter III of said resolution are not applicable to the Radar II Spin-Off, given that the Radar II Spin-Off will not result in a capital increase, exchange ratio or dilution of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer